Exhibit 99.1

DESCARTES REPORTS FISCAL 2007 THIRD QUARTER FINANCIAL RESULTS

Seventh consecutive profitable quarter driven by improved operating margins and 17% increase in revenues over year-ago quarter

WATERLOO, ONTARIO, November 30, 2006 — On-demand logistics software-as-a-service (SaaS) specialist The Descartes Systems Group Inc. released financial results for its fiscal 2007 third quarter (Q3FY07) ended October 31, 2006. The financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

As described in more detail below, key financial highlights for Descartes in Q3FY07 included:

•	Revenues of $13.4 million, up $1.9 million or 17% from $11.5 million in the year-ago quarter (Q3FY06) and up from $13.3 million in the previous quarter (Q2FY07);
•	Gross margin of 68%, improved from 61% in Q3FY06 and from 67% in Q2FY07;
•	$4.2 million of cash provided by operating activities;
•

Net income of $0.4 million or 1 cent per share, compared to net income of $0.6 million or 2 cents per share in Q3FY06, and $1.1 million or 2 cents per share in Q2FY07. Q3FY07 net income was impacted by $1.2 million of contingent acquisition consideration expense from Descartes’ recently completed acquisitions of Flagship Customs Services, Inc. (“FCS”) and ViaSafe Inc. (“ViaSafe”); and

•

EBITDA of $3.0 million, up 76% from EBITDA of $1.7 million in Q3FY06 and up 7% from EBITDA of $2.8 million in Q2FY07. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, calculated as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (dollar amounts in millions):

	Q3FY07	Q2FY07	Q1FY07	Q4FY06	Q3FY06
Revenues	13.4	13.3	11.7	11.5	11.5
Gross margin (% of revenues)	68%	67%	65%	64%	61%
Net income	0.4*	1.1*	1.2*	1.0	0.6
EBITDA	3.0	2.8	2.4	2.2	1.7
EBITDA % of revenues	22%	21%	21%	19%	15%

* Total expenses include contingent acquisition consideration from Descartes’ acquisitions of FCS and ViaSafe (Q3FY07 $1.2 million; and Q2FY07 $0.3 million). Total expenses also include stock-based compensation expense (Q3FY07 $0.2 million; Q2FY07 $0.1 million; and Q1FY07 $0.2 million) as a result of Descartes’ adoption in Q1FY07 of a new accounting standard requiring the expensing of stock-based compensation (SFAS 123R).

“We have again delivered improved operational results,” said Brandon Nussey, Descartes’ CFO. “We continue to have a solid balance sheet, our recent acquisitions are performing well and we are generating cash from operations. This creates an excellent platform from which to continue delivering value to our customers and shareholders.”

“Our focus on helping our customers achieve measurable results using our solutions is reflected in our operating performance,” commented Arthur Mesher, Descartes’ CEO. “Our customers have supported our company, our technology and our on-demand, software-as-a-service business model. Working together, we have helped them more efficiently manage their transportation costs, streamline their logistics operations, comply with logistics standards and improve the delivery service they can offer their own customers in a payment model that mirrors the value they derive from our technology.”

ViaSafe and FCS Contingent Acquisition Consideration

Descartes’ acquisitions of ViaSafe and FCS each included acquisition consideration that is being held in escrow contingent on the continued employment of certain of the former shareholders. This contingent acquisition consideration will generally be amortized to expense over the original term of the escrow, being 2 years for FCS and 18 months for ViaSafe. However, if Descartes terminates the employment of an individual subject to the escrow, then the release of the contingent acquisition consideration for that individual is accelerated and Descartes is required to expense it in the period of release.

In Q3FY07, Descartes elected to terminate the employment of two former ViaSafe shareholders as part of its integration plans. As a result, $0.5 million of contingent acquisition consideration was required to be accelerated and expensed in Q3FY07 in addition to the $0.2 million otherwise required to be amortized to expense in the quarter. At the end of Q3FY07, less than $0.1 million of contingent acquisition consideration remained to be amortized.

For FCS, $0.5 million of contingent acquisition consideration was amortized in Q3FY07, compared to $0.2 million in Q2FY07 since the acquisition closed part-way through that quarter. At the end of Q3FY07, $3.3 million of FCS contingent acquisition consideration remained to be amortized.

Descartes currently anticipates that approximately $0.5 million of contingent acquisition consideration will be amortized in the quarter ending January 31, 2007.

Q3FY07 Financial Results

Total revenues increased to $13.4 million for Q3FY07 from $11.5 million in Q3FY06 and $13.3 million in Q2FY07. Revenues for the quarter consisted of $12.4 million in services revenues and $1.0 million in license revenues. Geographically, approximately 73% of revenues were generated in the Americas, approximately 24% in Europe, Middle East and Africa, and approximately 3% in the Asia Pacific region.

Gross margin in Q3FY07 was 68%, increased from 61% in Q3FY06 and 67% in Q2FY07. Gross margin on services revenues was 66% and gross margin on license revenues was 80%.

Descartes generated net income of $0.4 million in Q3FY07, compared to $0.6 million in Q3FY06, and $1.1 million in Q2FY07. Q3FY07 net income was impacted by $1.2 million of contingent acquisition consideration expense related to the FCS and ViaSafe acquisitions. On a basic and fully diluted basis, earnings per share in Q3FY07 were $0.01, compared to $0.02 in Q3FY06 and Q2FY07.

Descartes’ Q3FY07 EBITDA was $3.0 million, improved from $1.7 million in Q3FY06 and $2.8 million in Q2FY07. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, calculated as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill).

These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

Descartes’ aggregate cash, cash equivalents and marketable securities at the end of Q3FY07 were $20.8 million, compared to $17.2 million at the end of Q2FY07. Cash provided by operating activities in the quarter was $4.2 million. Cash used in the quarter included $0.7 million to purchase capital assets and pay costs associated with the FCS and ViaSafe acquisitions.

Descartes’ days-sales-outstanding for Q3FY07 were 45 days, compared to 54 days in Q2FY07 and 42 days in Q3FY06.

Definitive Agreement Signed to Acquire Assets of Cube Route

Descartes announced on November 20th that it had signed a definitive agreement to acquire certain assets of privately-held Cube Route Inc. in an all-cash transaction scheduled to close by January 31, 2007. Cube Route provides on-demand logistics management solutions in a software-as-a-service (SaaS) business model that include planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis.

Conference Call

Company management will discuss these results, business prospects, and certain future expectations in a live conference call and audio webcast with the financial community at 8 a.m. EDT today, November 30. Interested parties may listen to the audio webcast via the Descartes website at www.descartes.com/company/investors, or can dial in to the conference call at (800) 745-2189 or (416) 620-2406. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (800) 558-5253 or (416) 626-4100 and using passcode number 21308590. An archived replay of the webcast will also be available through the Descartes website at www.descartes.com/company/investors.

About Descartes

Descartes (Nasdaq: DSGX) (TSX: DSG) is a software-as-a-service (SaaS) company that has been dedicated since its founding in 1981 to developing the world’s largest multimodal electronic logistics messaging network, called the Global Logistics Network or GLN. Descartes’ on-demand GLN processes more than a million messages every day for companies with transport operations. Descartes also offers software layered on top of the GLN for areas including truck scheduling and route optimization that allows carriers, shippers and intermediaries to translate these messages into actionable information. This information is shared by more than 3,000 Descartes customers, and their customers, in 60 countries. Descartes’ customers include about 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has approximately 290 employees and is based in Waterloo, Ontario, with operations in Ottawa, Atlanta, Pittsburgh, Washington, D.C., Stockholm, Melbourne, United Kingdom and Singapore.

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Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver value to customers and shareholders and improve market position; anticipated expenses for contingent acquisition consideration in Q4FY07; Descartes’ ability to manage its operating expenses; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to keep its operating expenses at a level below its visible and recurring revenues; departures of key customers; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; acceleration of the amortization of contingent acquisition consideration in circumstances including the termination of the employment of an individual subject to an escrow; decreases in the price of Descartes’ common shares which trigger a charge relating to the impairment of goodwill or intangible assets; Descartes’ ability to integrate acquired companies, technology and personnel; differences between preliminary and final purchase price allocations for acquisitions; fluctuations in fuel prices; disruptions in the movement of freight; exposure to greater than anticipated tax liabilities; changes in electronic customs filing regulations; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the U.S. Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q3FY07, Q2FY07, Q1FY07, Q4FY06, and Q3FY06, which we believe is the most directly comparable GAAP measure.

Reconciliation of EBITDA

(US dollars in millions)	Q3FY07	Q2FY07	Q1FY07	Q4FY06	Q3FY06

Net income, as reported on Consolidated Statements of Operations	0.4	1.1	1.2	1.0	0.6
Adjustments to reconcile to EBITDA:
Other income	(0.1)	(0.2)	(0.2)	(0.2)	(0.1)
Income tax expense (recovery)	(0.1)	-	0.2	0.1	-
Depreciation expense	0.6	0.6	0.4	0.6	0.5
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	2.0	1.2	0.5	0.7	0.7
Amortization (reversal) of deferred compensation and stock-based compensation expense	0.2	0.1	0.3	-	-
EBITDA	3.0	2.8	2.4	2.2	1.7

Contact Information:

Tel: (519) 746-6114 ext. 2358 – Laurie McCauley

investor@descartes.com

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2006	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,106	27,634
Marketable securities	2,732	5,367
Accounts receivable
Trade	6,755	5,188
Other	774	462
Prepaid expenses and other	888	651
Deferred contingent acquisition consideration	2,000	-
	31,255	39,302
CAPITAL ASSETS	6,267	6,039
GOODWILL	20,136	-
INTANGIBLE ASSETS	11,140	1,429
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	1,333	-
	70,131	46,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,683	1,828
Accrued liabilities	3,642	3,750
Deferred revenue	2,324	2,776
	8,649	8,354

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 46,333,400 at October 31, 2006 (January 31, 2006 - 40,723,800)	19,283	21
Additional paid-in capital	447,106	446,565
Unearned deferred compensation	(35)	(57)
Accumulated other comprehensive income (loss)	93	(375)
Accumulated deficit	(404,965)	(407,738)
	61,482	38,416
	70,131	46,770

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
REVENUES	13,445	11,487	38,430	34,221
COST OF REVENUES	4,366	4,523	12,887	13,938
GROSS MARGIN	9,079	6,964	25,543	20,283
EXPENSES
Sales and marketing	2,450	2,023	7,635	6,241
Research and development	2,485	1,761	6,569	5,084
General and administrative	1,935	2,016	5,378	6,140
Amortization of intangible assets	801	665	1,991	2,108
Contingent acquisition consideration	1,156	-	1,505	-
Impairment of goodwill	-	-	100	100
Restructuring costs	-	-	-	(221)
	8,827	6,465	23,178	19,452
INCOME FROM OPERATIONS	252	499	2,365	831
OTHER INCOME (EXPENSE)
Interest expense	-	-	-	(699)
Investment income	82	130	495	479
Gain on sale of long-term investment	-	-	-	1,420
	82	130	495	1,200
INCOME BEFORE INCOME TAXES	334	629	2,860	2,031
INCOME TAX EXPENSE (RECOVERY)	(115)	-	87	8
NET INCOME	449	629	2,773	2,023
EARNINGS PER SHARE
Basic and diluted	0.01	0.02	0.06	0.05
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	46,304	40,709	44,848	40,707
Diluted	47,548	41,667	46,088	41,525

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	449	629	2,773	2,023
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	568	514	1,582	1,537
Amortization of intangible assets	801	665	1,991	2,108
Contingent acquisition consideration	1,156	-	1,505	-
Impairment of goodwill	-	-	100	100
Amortization of convertible debenture costs	-	-	-	107
Amortization (reversal) of deferred compensation	(1)	34	66	102
Stock-based compensation expense	181	-	532	-
Gain on sale of long-term investment	-	-	-	(1,420)
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,227	665	(143)	1,789
Other	276	503	544	594
Prepaid expenses and other	285	234	(172)	237
Deferred contingent acquisition consideration	-	-	(4,000)	-
Accounts payable	(537)	111	194	(41)
Accrued liabilities	62	(65)	(292)	(2,466)
Deferred revenue	(288)	(281)	(633)	419
Cash provided by operating activities	4,179	3,009	4,047	5,089
INVESTING ACTIVITIES
Maturities of marketable securities	(57)	77	5,277	26,614
Sale of marketable securities	-	-	5,092	10,000
Purchase of marketable securities	-	-	(7,734)	(9,014)
Additions to capital assets	(222)	(167)	(1,252)	(293)
Sale of long-term investment	-	-	-	4,720
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	-	(27,772)	(100)
Acquisition-related costs	(433)	-	(937)	-
Cash provided by (used in) investing activities	(712)	(90)	(27,326)	31,927
FINANCING ACTIVITIES
Purchase of convertible debentures	-	-	-	(26,995)
Cash provided by issuance of common shares	86	15	13,751	15
Cash provided by (used in) financing activities	86	15	13,751	(26,980)
Increase (decrease) in cash and cash equivalents	3,553	2,934	(9,528)	10,036
Cash and cash equivalents at beginning of period	14,553	24,322	27,634	17,220
Cash and cash equivalents at end of period	18,106	27,256	18,106	27,256